EXHIBIT 99.1

Loncor’s Exploration Activities Unaffected by Current Unrest
in Goma, DRC

TORONTO – Canada - - November 22, 2012 – Loncor Resources Inc ("Loncor" or the "Company") (TSX-V: LN) (NYSE- MKT: LON) wishes to state that exploration activities at its high priority Ngayu project have been unaffected by the recent instability in north-eastern Democratic Republic of the Congo.

The Ngayu project is located some 420 kilometres northwest of the provincial capital city of Goma, where the M23 rebel group has taken over the city. Drilling is continuing as planned at Ngayu with two rigs and will do so until early December when field activities will be stopped as usual over the Holiday period. At the Company’s lower priority North Kivu project, minimal exploration has been undertaken over the last six months so that exploration could be focused at the priority Ngayu project.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus of exploration. Loncor also owns or controls 55 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets at Ngayu as well as covering the greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact:
Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Naomi Nemeth, Investor Relations, Telephone: +1 (416) 366-9189 or +1 (800) 714-7938 ext 2802 or nnemeth@loncor.com.